SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

From: February 8, 2005

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                              .)

Enclosed:

Press release of February 8, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: February 8, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

February 8, 2005

IVANHOE MINES’ CONFERENCE CALL FOR INVESTORS
WEDNESDAY, FEBRUARY 9, WILL PROVIDE UPDATES
ON COPPER-GOLD AND COAL PROJECTS IN MONGOLIA

TORONTO — Ivanhoe Mines will host a telephone conference call on Wednesday, February 9, at 4:30 p.m. Eastern Time (1:30 p.m. Pacific Time) to provide a corporate update on the company’s major copper, gold and coal projects in Mongolia and the success of the ongoing rationalization of non-core assets.

Chairman Robert Friedland, Deputy Chairman Edward Flood and President John Macken will report on:

•	the sale of the Savage River iron ore mine in Australia announced February 7 as part of the company’s plan to focus resources on its principal projects in Mongolia;

•	progress on planning for the development of the Oyu Tolgoi copper-gold project in Mongolia;

•	recent developments with other coal, copper and gold exploration projects in Mongolia.

The conference call may be accessed by dialling 1-800-387-6216 in Canada and the United States, or 416-405-9328 in the Toronto area and internationally. An operator will register participants. A simultaneous webcast of the conference call will be provided through www.ivanhoemines.com and www.newswire.ca/webcast. The conference call will be archived for later playback and may be accessed by dialling 1-800-408-3053 or 1-416-695-5800 and entering the pass code 3140248#.

Ivanhoe has a 100% interest in the Oyu Tolgoi gold and copper project in Mongolia and owns or controls exploration rights covering approximately 118,000 square kilometres in central and southern Mongolia, where additional copper and gold discoveries are being delineated. Ivanhoe produces LME grade A copper from its Monywa joint venture in Myanmar.

Ivanhoe shares are listed on the New York, Toronto and Australian stock exchanges under the symbol IVN.

Information contacts in North America
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755